Exhibit 99.1

iHuman Inc. Announces Third Quarter 2025 Unaudited Financial Results

BEIJING, China, Dec. 29, 2025 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Revenues were RMB205.8 million (US$28.9 million), compared with RMB239.4 million in the same period last year.

•	Gross profit was RMB140.6 million (US$19.8 million), compared with RMB163.9 million in the same period last year.

•	Operating income was RMB16.7 million (US$2.3 million), compared with RMB20.7 million in the same period last year.

•	Net income was RMB21.6 million (US$3.0 million), compared with RMB25.1 million in the same period last year.

•	Average total MAUs[1] for the third quarter were 26.13 million, compared with 29.12 million in the same period last year.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “Despite a complex market environment, we made steady progress this quarter in executing our strategy centered on product innovation and long-term value creation. Over the past few decades, iHuman has earned the trust of millions of families by guiding their children through critical early learning milestones, from recognizing their first Chinese characters to reading their first stories. Building on these strong family connections and our proven leadership in early childhood development, we are now strategically expanding several of our core offerings to serve older age cohorts by leveraging our rich content and technological expertise to address more advanced learning needs. This strategic initiative will deepen our user engagement, broaden our total addressable market, and reinforce the foundation for sustainable, long-term growth.

Our ongoing commitment to innovation continued to yield significant advancements across our portfolio. In iHuman English, we optimized both interface design and content to deliver a more seamless and inspiring learning journey for young learners. The main world map was redesigned for enhanced clarity and a more intuitive navigation, further improving the learning flow. We also added a curated selection of BBC Studios-licensed kids content, bringing dynamic storytelling, authentic language input, and high-quality visuals that enrich the program and create a compelling learning experience. Combined with interactive tasks and fun speaking prompts thoughtfully designed under our proprietary progressive learning framework, these improvements create a more seamless pathway that encourages deeper engagement and helps children steadily build their English skills and confidence through joyful exploration.

Complementing our digital products, our smart devices portfolio extends AI-driven learning and companionship deeper into the daily routines of children. We recently launched iHuman AI Pal, our first plush AI companion inspired by our beloved Cosmicrew characters. Designed as a soft, screen-free toy powered by large language model technology, it blends naturally into children’s playtime, transforming everyday interactions into opportunities for discovery, imagination, and emotional connection. Beyond simple dialogue, iHuman AI Pal creates an adaptive English and Chinese environment that feels as natural and comforting as talking with a favorite plush friend. Through immersive stories, songs, and interactive fun experiences, it adjusts content to children’s respective levels, helping them absorb new expressions effortlessly and build confidence in communication. It also supports holistic growth by fostering positive character, good habits, and safety awareness through memorable, story-based experiences. With built-in long-term memory, it recalls each child’s preferences and past interactions, creating a familiar and lasting companionship that encourages open communication and builds confidence. Additionally, a connected mini program for parents keeps the family informed of the child’s progress, provides personalized insights, and captures memorable moments — a testament to our vision of responsible, family-centric AI that supports children’s development while giving parents peace of mind.

1 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Following the remarkable success of its inaugural season, our Kunpeng Animation Studio launched the second season of Rainbow Crew in October, adding new depth and creativity to our expanding content library. Since its premiere, the series has consistently ranked among the top children’s programs across major streaming platforms, validating its sustained audience appeal. The ongoing success of the Rainbow Crew franchise further strengthens our brand’s cultural influence and supports the long-term expansion of our content and licensing portfolio.

Looking ahead, we will continue to prioritize strategic investment in innovation, technology, and creative excellence to meet the evolving needs of families. With a trusted brand, a loyal user base, and a strong product pipeline, we remain highly confident in our ability to drive strategic progress, deepen our leadership in the children’s learning sector, and create lasting value for both users and shareholders.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are pleased to report our 15th consecutive quarter of profitability, reflecting the solid financial performance and disciplined operational execution that further strengthens our foundation for sustainable growth. At the same time, we continued to expand our market reach by bringing our innovative offerings across a broader range of platforms and everyday lifestyle scenarios. During the quarter, we made meaningful progress in extending our offerings into the smart home ecosystem, with iHuman English now available on multiple leading smart speaker platforms. This expansion brings our content into additional family settings, enabling users to engage with our products more conveniently as part of their everyday home activities. We also expanded into new in-vehicle mobility experiences through cooperation with NIO, a well-recognized smart electric vehicle brand, making our core apps like iHuman Chinese and iHuman Pinyin available within their in-car systems. By expanding beyond traditional learning environments, these partnerships broaden user access to our products and strengthen our influence within the modern family lifestyle.”

Third Quarter 2025 Unaudited Financial Results

Revenues

Revenues were RMB205.8 million (US$28.9 million), compared with RMB239.4 million in the same period last year. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 26.13 million, compared with 29.12 million in the same period last year. The decrease in MAUs was primarily due to the decline in China’s newborn population.

Cost of Revenues

Cost of revenues was RMB65.1 million (US$9.1 million), compared with RMB75.5 million in the same period last year. The decline in cost of revenues was in line with the decrease in revenues.

Gross Profit and Gross Margin

Gross profit was RMB140.6 million (US$19.8 million), compared with RMB163.9 million in the same period last year. Gross margin was 68.3%, compared with 68.4% in the same period last year.

Operating Expenses

Total operating expenses were RMB124.0 million (US$17.4 million), a decrease of 13.4% from RMB143.2 million in the same period last year.

Research and development expenses were RMB55.3 million (US$7.8 million), a decrease of 6.8% from RMB59.3 million in the same period last year, primarily due to savings in payroll-related and outsourcing expenses.

Sales and marketing expenses were RMB45.7 million (US$6.4 million), a decrease of 24.9% from RMB60.9 million in the same period last year, primarily due to cost savings in marketing activities.

General and administrative expenses were RMB22.9 million (US$3.2 million), compared with RMB23.0 million in the same period last year.

Operating Income

Operating income was RMB16.7 million (US$2.3 million), compared with RMB20.7 million in the same period last year.

Net Income

Net income was RMB21.6 million (US$3.0 million), compared with RMB25.1 million in the same period last year.

Basic and diluted net income per ADS were RMB0.42 (US$0.06) and RMB0.40 (US$0.06), respectively, compared with RMB0.48 and RMB0.47 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB230.4 million (US$32.4 million) as of September 30, 2025, compared with RMB283.3 million as of December 31, 2024.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,128.2 million (US$158.5 million) as of September 30, 2025, compared with RMB1,168.7 million as of December 31, 2024.

Extension of Share Repurchase Program

Given its confidence in the Company’s business prospects, the board of directors (the “Board”) has authorized an extension of the Company’s existing share repurchase program, as authorized in December 2021 and extended to remain effective to the end of December 2025, by another twelve months through December 31, 2026. Pursuant to the extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b5-1 requirements. The Board will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025, which was RMB7.1190 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines nearly three decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit: https://ir.ihuman.com/

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,123,292	516,315	72,526
Short-term investments	45,457	611,844	85,945
Accounts receivable, net	52,030	64,034	8,995
Inventories, net	23,475	20,438	2,871
Amounts due from related parties	2,051	1,674	235
Prepayments and other current assets	89,512	84,141	11,819
Total current assets	1,335,817	1,298,446	182,391
Non-current assets
Property and equipment, net	3,476	2,375	334
Intangible assets, net	16,429	16,572	2,328
Operating lease right-of-use assets	14,885	12,063	1,694
Long-term investment	26,333	26,333	3,699
Other non-current assets	22,701	12,196	1,713
Total non-current assets	83,824	69,539	9,768
Total assets	1,419,641	1,367,985	192,159

LIABILITIES
Current liabilities
Accounts payable	30,233	27,024	3,796
Deferred revenue and customer advances	283,251	230,418	32,367
Amounts due to related parties	1,734	6,499	913
Accrued expenses and other current liabilities	126,501	109,000	15,311
Dividend payable	2,164	-	-
Current operating lease liabilities	3,661	2,166	304
Total current liabilities	447,544	375,107	52,691
Non-current liabilities
Non-current operating lease liabilities	11,252	9,610	1,350
Total non-current liabilities	11,252	9,610	1,350
Total liabilities	458,796	384,717	54,041
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2024 and September 30, 2025; 125,122,382 Class A shares issued and 116,084,207 outstanding as of December 31, 2024; 125,122,382 Class A shares issued and 111,480,772 outstanding as of September 30, 2025; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and September 30, 2025; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2024 and September 30, 2025)	185	186	26
Additional paid-in capital	996,657	960,418	134,909
Treasury stock	(26,296)	(43,483)	(6,108)
Statutory reserves	8,395	8,395	1,179
Accumulated other comprehensive income	24,009	19,865	2,790
Retained earnings (accumulated deficit)	(42,105)	37,887	5,322
Total shareholders’ equity	960,845	983,268	138,118
Total liabilities and shareholders’ equity	1,419,641	1,367,985	192,159

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	239,407	200,162	205,764	28,903	689,517	616,365	86,580
Cost of revenues	(75,541)	(64,414)	(65,134)	(9,149)	(205,805)	(196,211)	(27,562)

Gross profit	163,866	135,748	140,630	19,754	483,712	420,154	59,018

Operating expenses
Research and development expenses	(59,307)	(52,834)	(55,294)	(7,767)	(184,449)	(163,513)	(22,969)
Sales and marketing expenses	(60,863)	(41,279)	(45,720)	(6,422)	(167,121)	(128,254)	(18,016)
General and administrative expenses	(22,998)	(22,146)	(22,949)	(3,224)	(75,148)	(70,634)	(9,922)
Total operating expenses	(143,168)	(116,259)	(123,963)	(17,413)	(426,718)	(362,401)	(50,907)
Operating income	20,698	19,489	16,667	2,341	56,994	57,753	8,111
Other income, net	8,024	14,774	5,318	747	26,444	28,092	3,946
Income before income taxes	28,722	34,263	21,985	3,088	83,438	85,845	12,057
Income tax expenses	(3,579)	(2,374)	(400)	(56)	(11,330)	(5,853)	(822)
Net income	25,143	31,889	21,585	3,032	72,108	79,992	11,235

Net income per ADS:
- Basic	0.48	0.62	0.42	0.06	1.37	1.55	0.22
- Diluted	0.47	0.60	0.40	0.06	1.33	1.49	0.21

Weighted average number of ADSs:
- Basic	52,283,334	51,395,308	51,201,957	51,201,957	52,502,206	51,492,689	51,492,689
- Diluted	54,011,420	53,478,410	53,434,919	53,434,919	54,332,011	53,596,640	53,596,640

Total share-based compensation expenses included in:
Cost of revenues	22	9	8	1	88	25	4
Research and development expenses	225	67	87	12	1,030	264	37
Sales and marketing expenses	39	16	16	2	130	48	7
General and administrative expenses	329	(5)	85	12	1,022	184	26

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	20,698	19,489	16,667	2,341	56,994	57,753	8,111
Share-based compensation expenses	615	87	196	27	2,270	521	74
Adjusted operating income	21,313	19,576	16,863	2,368	59,264	58,274	8,185

Net income	25,143	31,889	21,585	3,032	72,108	79,992	11,235
Share-based compensation expenses	615	87	196	27	2,270	521	74
Adjusted net income	25,758	31,976	21,781	3,059	74,378	80,513	11,309

Diluted net income per ADS	0.47	0.60	0.40	0.06	1.33	1.49	0.21
Impact of non-GAAP adjustments	0.01	0.00	0.01	0.00	0.04	0.01	0.00
Adjusted diluted net income per ADS	0.48	0.60	0.41	0.06	1.37	1.50	0.21

Weighted average number of ADSs – diluted	54,011,420	53,478,410	53,434,919	53,434,919	54,332,011	53,596,640	53,596,640
Weighted average number of ADSs – adjusted	54,011,420	53,478,410	53,434,919	53,434,919	54,332,011	53,596,640	53,596,640